Exhibit 4.10

Amendment No. 6
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 12, 2018

The terms of the Plan are hereby revised as follows:

-	In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced by the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 6,037,000 in a fungible pool of Ordinary Shares”.

-	All other terms shall remain unchanged.